

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via E-mail
Mr. Alton Lewis
Chief Executive Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

Re: **First Guaranty Bancshares, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 000-52748

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   We note that your company website, www.fgb.net, provides a hyperlink to the SEC website: www.sec.gov. However, companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must remain on the company's website for 12 months. We are unable to locate the XBRL data on your website, and note that providing a hyperlink to the SEC's website does not satisfy the requirements of Rule 405(g) of Regulation S-T. Please tell us when you

intend to make the required postings to your website. Refer to SEC Release Nos. 33-9002; 34-59324.

Reserved, page 21

2.   Please note that Item 4 of Form 10-K pertains to mine safety disclosures, and is no longer a "reserved" item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 34

3.   We note the deterioration in the credit quality of your loan portfolio from December 31, 2009 to December 31, 2010, particularly with respect to non-farm non-residential loans. Despite the improvement in nonperforming loan balances from December 31, 2010 to December 31, 2011, your charge-offs for 2011 exceeded your beginning balance of the total allowance for loan losses. We further note that other real estate owned increased from $0.6 million to $5.7 million as of December 31, 2010 to December 31, 2011, respectively. Given the varying changes in performance and trends and with a view towards enhanced disclosure, please provide a more comprehensive and granular discussion of these details in future filings. As an example, you may discuss how the changes in your impaired loans and non-performing loans impact the changes in your allowance for loan loss balances and your charge-offs. You can also discuss in detail how you measure impairment on your impaired loans and then link this information to the changes in your allowance for loan loss balances and charge-offs.

4.   On page 32, we note your appraisal policy for new loan originations and renewals. We further note your disclosure stating that appraisals "may be ordered" when a loan becomes impaired. Please tell us and revise future filings to provide expanded disclosure on your appraisal process for impaired loans. Please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Financial Statements and Supplementary Data

Report of Castaing, Hussey & Lolan, LLC, page 53

5.   We note that your auditors audited your internal controls over financial reporting as of
        December 31, 2011. However, we could not locate your audit report on your internal
        controls over financial reporting. We did note your disclosure on page 92 stating that you
        have not included the attestation report of your public accounting firm regarding your
        internal controls over financial reporting since the management report was not subject to
        attestation by your public account firm pursuant to temporary Securities and Exchange
        Commission rules. Please explain to us why you included the fourth paragraph in your
        audit report on page 53 if you are subject to the temporary rules. Please revise your
        filings as necessary to provide clarification.

Controls and Procedures, page 92

General

6.   Please note that Item 9A(T) expired on June 30, 2010. Accordingly, you must provide
        the information required by Item 9A of Form 10-K.

Evaluation of Disclosure Controls and Procedures, page 92

7.   You reference Exchange Act Rules 13a-14(c) and 15d-14(c) for the definition of
        disclosure controls and procedures. However, the definition is contained in Rules 13a-
        15(e) and 15d-15(e). Please specifically refer to the definitions contained in Rules 13a-
        15(e) and 15d-15(e) when describing whether your disclosure controls and procedures are
        maintained in accordance with the Exchange Act. This comment also applies to your
        Forms 10-Q.

Exhibits and Financial Statement Schedules, page 94

8.   It appears the Securities Purchase Agreement with the United States Department of the
        Treasury, pursuant to which you sold shares of Senior Non-Cumulative Perpetual
        Preferred Stock, Series C, for aggregate proceeds of $39,435,000, is material to your
        business. Please tell us why you did not file this agreement as an exhibit to your Form
        10-K. Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page 95

9.   In future filings, please identify the individual that is signing your Form 10-K as your
        principal executive officer. We note that your chief executive officer has executed the
        Form 10-K. However, if this individual is the principal executive officer, he should be
        identified as such. Refer to general Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney